Exhibit 21.1

ENOVATION CONTROLS, INC.

SUBSIDIARIES

Name of Subsidiary	State or other Jurisdiction of Incorporation
Enovation Controls, LLC	Oklahoma
Murphy Industries, LLC	Oklahoma
GC&I Global, Inc.	Texas
EControls, LLC	Texas
Enovation Controls, Ltd.	United Kingdom
Enovation Controls India Private Limited	India
Murphy EControls Technologies (Hangzhou) Co., Ltd.	People’s Republic of China
FW Murphy International Trading (Shanghai) Co., Ltd.	People’s Republic of China